FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of March 2000
                         Commission File Number 0-29350

                                  VASOGEN INC.
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                   Form 20 - F [ X ]      Form 40 - F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes [   ]   No [ X ]




This Form 6-K consists of:

A press release issued by Vasogen Inc. on March 9, 2000, entitled: "William R. Grant Appointed Vice chairman of vasogen's board of directors"


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       VASOGEN INC.



                                      By /S/Christopher Waddick
                                        ----------------------
                                        (Name: Christopher  Waddick)
                                        (Title:   Vice-President, Finance & CFO)

Date:  March 9, 2000

Vasogen Inc.
                                                    INVESTOR CONTACT
2155 Dunwin Drive, Suite 10
Mississauga, ON, Canada  L5L 4M1                    Trevor Burns
tel: (905) 569-2265   fax: (905) 569-9231           Investor Relations
http://www.vasogen.com                              tel: (905) 569-9065
                                                    e-mail: investor@vasogen.com
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                    William R. Grant appointed vice chairman
                         of vasogen's board of directors


Toronto, Ontario, (March 7, 2000) - Vasogen Inc. (TSE:VAS; AMEX:MEW) is pleased to announce the appointment of William R. Grant as Vice Chairman of its Board of Directors.

Mr. Grant, who joined Vasogen's Board of Directors in 1998, is Chairman of Galen Associates, a New York-based private equity and investment firm, which he co-founded in 1987 and which focuses solely on the healthcare industry. Galen has financed and assisted in the development of 45 healthcare companies. Mr. Grant has more than 40 years of experience in the investment banking and healthcare fields, including 24 years as a director of SmithKline Beecham from which he recently retired as Vice Chairman. During his 25 years with Smith Barney, where he participated in the financing of many healthcare companies, including G. D. Searle (now part of Monsanto), A. H. Robins (now American Home Products), Marion Laboratories (now Aventis), American Hospital Supply (now Baxter), and SmithKline Beecham (now Glaxo SmithKline), he rose to the office of President and then Vice Chairman.

Dr. William Cochrane, Vasogen's Chairman stated: "I am delighted that Bill has chosen to take an increasingly active role in the Company. His extensive healthcare and capital markets experience has already had a beneficial impact on efforts to enhance shareholder value. As we expand development activities in the U.S., Bill will be a strong addition to the Vasogen team."

In addition to his role as Vice Chairman of Vasogen's Board of Directors, Mr. Grant serves on a number of boards in the healthcare field, including Allergan, Inc.; MiniMed, Inc.; Ocular Sciences, Inc; and Quest Diagnostics and is a Trustee of The Center for Blood Research in Boston.


   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.